Talking Points

With Employees

Alcan's Board Recommends
That Shareholders Reject Alcoa Offer

  Alcan's Board of Directors has recommended that Alcan's shareholders reject Alcoa's offer to acquire Alcan.
  The Board thoroughly evaluated Alcoa's offer and concluded that it fails to meet the best interests of Alcan shareholders because it does not adequately reflect the value of Alcan's extremely attractive assets, technology, talented workforce, strategic capabilities and growth prospects. In addition, it does not offer an appropriate premium for control of Alcan, and is highly conditional and uncertain.
  Our Board believes that Alcan and Alcoa have fundamentally different approaches and track records in creating value for shareholders, demonstrated by Alcan's substantially superior financial performance over the past five years.
  For these and other reasons, the Board is convinced that the proposed Alcoa-led acquisition of Alcan is not the right choice for our shareholders and employees.
  Our Board is continuously evaluating all options in the interests of shareholder value, Alcan and its employees, given the rapidly evolving industry environment.
  It is business as usual in the day-to-day operations of Alcan. We must stay focused on achieving our performance targets and on meeting the Company's financial objectives and commitments to customers.  This is how we will compete successfully and retain the support of our shareholders while continuing to help our customers to grow.
  I will certainly keep you updated as this situation unfolds.

I thank you for your continued hard work,
dedication and SUPPORT.